Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges(a) for Lazard Group and its subsidiaries on a consolidated basis (i) on a historical basis for the five fiscal years in the period ended December 31, 2013 and the nine months ended September 30, 2014 and (ii) on a pro forma basis for the fiscal year ended December 31, 2013 and for the nine months ended September 30, 2014 after giving effect to this offering and the application of the estimated net proceeds thereof as described under “Use of Proceeds” as if they had occurred on January 1, 2013.

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2014	2014	2013	2013	2012	2011	2010	2009
	Pro forma		Pro forma
Operating income (loss)	$343,212	$331,321	$234,863	$219,009	$121,593	$241,791	$246,809	$(181,988)
Add—Fixed charges	57,794	69,685	95,463	111,317	116,255	114,998	121,656	132,785

Operating income (loss) before fixed charges	$401,006	$401,006	$330,326	$330,326	$237,848	$356,789	$368,465	$(49,203)

Fixed Charges:
Interest(b)	$39,763	$51,654	$71,185	$87,039	$91,359	$94,211	$102,249	$113,280
Other(c)	18,031	18,031	24,278	24,278	24,896	20,787	19,407	19,505

Total fixed charges	$57,794	$69,685	$95,463	$111,317	$116,255	$114,998	$121,656	$132,785

Ratio of earnings to fixed charges	6.94	5.75	3.46(d)	2.97(d)	2.05(e)	3.10	3.03(f)	—(g)

Deficiency in the coverage of operating income (loss) before fixed charges to total fixed charges								$181,988

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:
•	earnings for the periods presented represent income before income taxes and fixed charges, and
•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.
(b)	Lazard Group’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.
(c)	Other fixed charges consist of the interest factor in rentals.
(d)	Operating income for the year ended December 31, 2013 is presented after giving effect to charges of (i) $64,703 associated with the cost saving initiatives announced by Lazard Group in October 2012, (ii) $54,087 pertaining to the refinancing of our 7.125% senior notes due 2015 and the issuance of our 4.25% senior notes due 2020 and (iii) $12,203 relating to private equity incentive compensation. Excluding the impact of such charges, the historical ratio of earnings to fixed charges for the year ended December 31, 2013 would have been 4.14 and the pro forma ratio of earnings to fixed charges for the year ended December 31, 2013 would have been 4.83.
(e)	Operating income for the year ended December 31, 2012 is presented after giving effect to (i) a charge in the first quarter of $24,659 relating to severance costs and benefit payments associated with staff reductions, including the acceleration of unrecognized amortization expense of deferred incentive compensation previously granted to individuals being terminated and (ii) a charge in the fourth quarter of $102,576 associated with the cost saving initiatives announced by Lazard Group in October 2012. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 3.14.
(f)	Operating income for the year ended December 31, 2010 is presented after giving effect to (i) a restructuring charge of $87,108 and (ii) a charge of $24,860 relating to the amendment of Lazard Group’s retirement policy with respect to restricted stock unit (“RSU”) awards. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 3.95.
(g)	Operating loss for the year ended December 31, 2009 is presented after giving effect to (i) a restructuring charge of $62,550, (ii) the acceleration of amortization expense of $86,514 relating to share-based incentive awards previously granted to our former Chairman and Chief Executive Officer and (iii) the acceleration of amortization expense of $60,512 relating to the accelerated vesting of the unamortized portion of previously awarded deferred cash incentive awards. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 1.21.